ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 20, 2013	Jessica Reece (617) 235-4636 Jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re: AllianzGI Managed Accounts Trust (Registration Nos. 333-92415 and 811-09721)—Responses to Comments on Post-Effective Amendment No. 36

Dear Ms. Miller:

I am writing on behalf of AllianzGI Managed Accounts Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 36 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 12, 2013 in connection with the registration of shares of Fixed Income SHares: Series LD (the “Portfolio”), a new series of the Trust.

We received your oral comments regarding the 485(a) Amendment via telephone on October 30, 2013. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 37 (the “485(b) Amendment”) to the Trust’s Registration Statement, which is expected to be filed on or about November 22, 2013 pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please revise the line item “Net Annual Portfolio Operating Expenses” in the “Annual Portfolio Operating Expenses” table in the Portfolio’s Portfolio Summary Prospectus to read “Net Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

2.	Comment: Please confirm that Acquired Fund Fees and Expenses and dividend expenses on short sales will be included in the Portfolio’s Annual Portfolio Operating Expenses, as appropriate.

Response: The Trust confirms that the Annual Portfolio Operating Expenses table will reflect, if any, an estimate of Acquired Fund Fees and Expenses and dividends payable in respect of anticipated short sale transactions, including separate line items if required by Form N-1A.

3.	Comment: Please combine footnotes one and three to the Annual Portfolio Operating Expenses Table such that all information concerning waivers of the Portfolio’s fees and expenses are covered in a single footnote. In addition, the Staff notes that, in accordance with Instruction 3(e) to Item 3 of Form N-1A, footnote one should disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date.

Response: In response to this comment, the Portfolio has made the following changes to footnote one, and has deleted footnote three:

The table reflects that Allianz Global Investors Fund Management LLC (the “Adviser”) and/or its affiliates ~~are absorbing all expenses of operating the Portfolio, other than any extraordinary expenses and expenses incurred as a result of Portfolio investments, including any interest expense.~~ have agreed irrevocably to waive all fees and pay or reimburse all expenses of the Portfolio, except extraordinary expenses and expenses incurred as a result of Portfolio investments, including any interest expense. Further, the Adviser and Pacific Investment Management Company LLC (“PIMCO”) do not charge any fees to the Portfolio (which may be viewed as an effective waiver). Excluding Interest Expense from the table above, the Net Annual Portfolio Operating Expenses of the Portfolio would be 0.00%. You should be aware, however, that the Portfolio is an integral part of “wrap-fee” programs, including those sponsored by investment advisers and broker-dealers unaffiliated with the Portfolio, the Adviser or PIMCO. Participants in these programs pay a “wrap” fee to the sponsor of the program. You should read carefully the wrap-fee brochure provided to you by the sponsor or your investment adviser. The brochure is required to include information about the fees charged to you by the sponsor and the fees paid by the sponsor to PIMCO and its affiliates. You pay no additional fees or expenses to purchase shares of the Portfolio.

4.	Comment: Within the Portfolio’s Portfolio Summary, please delete the footnote relating to “Interest Expense” appearing beneath the “Annual Portfolio Operating Expenses” table, which reads: “Interest Expense is based on estimated amounts for the Portfolio’s initial fiscal year incurred as a result of entering into certain investments, such as reverse repurchase agreements. This Interest Expense is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of interest expense (if any) will vary with the Portfolio’s use of those investments (like reverse repurchase agreements) as an investment strategy. Any associated income or gain (or losses) realized from such investments is not reflected in the Annual Portfolio Operating Expenses table above, but will be reflected in the Portfolio’s performance results.” The Staff notes that this disclosure is not specifically contemplated or required by Instruction 3(c) to Item 3 of Form N-1A.

Response: The Trust respectfully submits that the information currently provided in the above-referenced footnote is concise and helpful to shareholders, as it briefly describes what comprises any “Interest Expense” for the Portfolio. The Trust therefore has continued to include this language.

5.	Comment: The Staff notes that the disclosure included in the Registration Statement seems to be inconsistent with respect to duration. For example, in the “Investments and Strategies of the Portfolio—Principal Investments and Strategies” section, the sub-heading “Portfolio Focus” lists “short-duration fixed income securities” as the focus and the “Average Portfolio Duration” sub-heading states that average portfolio duration “varies based on PIMCO’s forecast for interest rates.” Please consider revising this disclosure in these sections and throughout the Registration Statement to clarify whether the Portfolio expects to focus primarily on low duration investments.

Response: In response to this comment and comment 6 below, the Portfolio has revised its disclosure as shown below. Corresponding changes have been made throughout the registration statement.

The average duration of the Portfolio will normally be between zero and three years; however, the duration of the Portfolio will vary based on PIMCO’s forecast for interest rates. The Portfolio’s average duration may vary significantly from time to time, and there is no assurance that the Portfolio’s duration will be within the zero to three year range at any time. The Portfolio may invest in instruments of any maturity or duration. ~~The average duration of the Portfolio is expected to vary based on PIMCO’s forecast for interest rates.~~ Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to interest rates. Similarly, a portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of ~~five~~ ten years would be expected to fall approximately ~~5~~10% if interest rates rose by one percentage point.

6.	Comment: Please disclose whether the Portfolio is subject to an upper limit on the duration of the securities in which it may invest. In addition, please revise the duration example provided on page 6 of the Prospectus to describe the change in price of a bond with the highest average duration in which the Portfolio may invest (e.g., if the Portfolio will not invest in securities with a duration of more than seven years, please revise the example to address the impact of a 1% change in interest rates on a bond with a duration of seven years). If the Portfolio is not subject to an upper limit on the duration of the securities in which it may invest, please disclose that the Portfolio is not subject to such a limit, and revise the example to reflect the impact of a 1% change in interest rates on a security with an average duration of ten years.

Response: Please see the response to comment 5 above indicating that there is no upper limit on the duration of the Securities in which the Portfolio may invest and making the requested change to the duration example.

7.	Comment: Disclosure in the third paragraph of the Portfolio’s principal investment strategies states that the Portfolio may invest without limit in mortgage-related and other asset-backed securities. Please note the Staff’s position that, for purposes of the Portfolio’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries. Please consider revising this disclosure to clarify that the Portfolio’s investments in privately-issued mortgage-related and asset-backed securities are subject to the Portfolio’s limitation on industry concentration, or, alternatively, adopt a policy that the Portfolio will concentrate its investments in mortgage-related instruments.

Response: The Trust respectfully submits that the Portfolio’s current concentration policy and related disclosures are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the recent Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust SEC Staff No-Action Letters (each dated July 8, 2013), the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”1

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding investments in privately issued mortgage-related securities for purposes of the Portfolio’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

8.	Comment: The Staff notes that the disclosure in the “Mortgage-Related and Other Asset-Backed Securities Risk” states that the risks of investing in mortgage-related and other asset-backed securities involves extension risk and prepayment risk. Please consider whether it is appropriate to add extension risk and prepayment risk to the list of the Portfolio’s principal risks.

[1]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

Response: The Trust respectfully submits that extension risk and prepayment risk are secondary risks of the Portfolio, and that the following language from the section “Summary of Principal Risks” addresses the Staff’s comment and explains these risks (emphasis added):

Mortgage-Related and Other Asset-Backed Securities Risk. Mortgage-related and other asset-backed securities are subject to certain additional risks. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if the Portfolio holds mortgage-related securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-related securities may involve special risks relating to unanticipated rates of prepayment on the mortgages underlying the securities. This is known as prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the Portfolio because the Portfolio may have to reinvest that money at the lower prevailing interest rates. The Portfolio’s investments in other asset-backed securities are subject to risks similar to those associated with mortgage-related securities, as well as additional risks associated with the nature of the assets and the servicing of those assets. The market for mortgage-backed and other asset-backed securities has recently experienced high volatility and a lack of liquidity. As a result, the value of many of these securities has significantly declined. There can be no assurance that these markets will become more liquid or less volatile, and it is possible that the value of these securities could decline further.

9.	Comment: With respect to the disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Portfolio’s Portfolio Summary and the section titled “Principal Investments and Strategies of the Portfolio,” please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of the Portfolio accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, the Trust confirms that it has considered the derivatives-related disclosure with respect to the Portfolio. The Portfolio’s principal investment strategies state that (emphasis added):

The Portfolio may invest without limit in derivative instruments, such as options, futures contracts or swap agreements, which may relate to fixed income securities, interest rates, currencies or currency exchange rates, commodities, real estate and other assets, and related indices. . . . Although the Portfolio may invest in derivatives of any kind, it expects to invest in futures contracts, swaps and forward foreign currency contracts and to write (sell) put and call options on securities for hedging, risk management or other purposes.

Discussion of the specific risks relating to the individual types of derivatives that the Portfolio expects to use is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.

10.	Comment: Please consider moving the description of the description of the BofA Merrill Lynch 1-3 Year Treasury Index (the “Index”) from the section “Additional Performance Information” to the section “Performance Information” in the summary section of the Portfolio’s Prospectus.

Response: Consistent with Item 4(b)(2)(iii) of Form N-1A, once the Portfolio has annual returns for at least one calendar year, the Trust will provide performance information for the Portfolio as well as for the Index for the same period. However, the Trust respectfully submits that its current disclosure is consistent with Instruction 1(b) to Item 4(b)(2) and therefore respectfully declines to make the requested change.

11.	Comment: Please explain supplementally why the Index is an appropriate broad-based securities market index for the Portfolio.

Response: The Trust believes that the Index is an appropriate benchmark for measuring the performance of the Portfolio because the Index measures the performance of low-duration instruments, specifically U.S. Treasury securities with remaining terms to maturity of one to three years. As noted in the Prospectus, the Portfolio expects that, under normal circumstances, it will likely have an average duration of between zero and three years. In addition, the Trust notes that the Index is the benchmark used by other investment companies that expect to have average durations in this range. See, e.g., DoubleLine Low Duration Bond Fund (“dollar weighted average effective duration of three years or less”), BlackRock Low Duration Bond Fund (“maintains an average portfolio duration that is between 0-3 years”), and MetWest Low Duration Bond Fund (“under normal conditions, the portfolio duration is up to three years”), each of which uses the Index as its primary benchmark.

12.	Comment: In the section “Purchase and Sale of Portfolio Shares,” please state that the minimum investment amounts for investing in the Portfolio can be found in the wrap brochure.

Response: The requested change has been made.

13.	Comment: Please revise the sentence in the sub-section titled “Tax Information” within the Portfolio’s summary section to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Portfolio.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from the Portfolio, the Registrant believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

14.	Comment: Please revise the section titled “Individual Portfolio Managers” within the “Management of the Portfolio” heading to clarify who is the lead manager of the Portfolio and any distinct roles played by individuals involved in portfolio management.

Response: In response to this comment, the Trust has revised its disclosure to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Portfolio.

15.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the Prospectus risk disclosure is currently presented in a user-friendly and Form N-1A-compliant manner. The specific principal investment strategies applicable to the Portfolio are described in the Portfolio’s Portfolio Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Portfolio.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” states that: “This section provides additional information about some of the principal investments and related risks of the Portfolio identified in the Portfolio Summary and under “Principal Investments and Strategies of the Portfolio” and “Summary of Principal Risks” above.”

Because the principal investment strategies of the Portfolio are already clearly identified in multiple locations in the Prospectus, the Trust believes that listing within this section which strategy is a principal investment strategy would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, possibly in contravention of Rule 421(b)(4) under the Securities Act.

16.	Comment: Please revise and/or reformat the section titled “Characteristics and Risks of Securities and Investment Techniques” to be as simple and direct as reasonably possible and to avoid unnecessary repetition, consistent with General Instructions C.1(c) and C.3(a) to Form N-1A.

Response: The Trust notes that the current style and format of the “Characteristics and Risks of Securities and Investment Techniques” section is substantively identical to the section currently used for all other series of the Trust as well as for the series of several other Trusts advised by Allianz Global Investors Fund Management, LLC, and reflects previous comments by the Staff. While the Trust believes the current disclosure under “Characteristics and Risks of Securities and Investment Techniques” provides investors with relevant information presented in a manner that complies with Form N-1A’s requirements, in response to the Staff’s comment, the Trust will consider updating the form and style of this section in connection with future filings by the Trust, including the annual update to the Trust’s registration statement.

17.	Comment: Please describe supplementally how derivatives are included or counted for purposes of the Portfolio’s 80% test pursuant to Rule 35d-1 under the Investment Company Act, and describe how the derivatives will be valued.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), the Portfolio may account for a derivative position by reference to its market value or notional value. The Portfolio may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Portfolio’s exposure to investments that are consistent with its 35d-1 Policy. For example, where a derivative instrument is combined with a fixed-income security to create synthetic exposure to a third asset, or where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset, the Portfolio may use notional value in order to capture the Portfolio’s synthetic exposure for purposes of its 35d-1 Policy.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me at (617) 235-4636 or George B. Raine at (617) 951-7556 if you have any questions or require additional information.

Kind regards,

/s/ Jessica Reece

Jessica Reece, Esq.

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Robert S. Shapiro, Esq.